Exhibit E

September [__], 2026

Account Number	XXX-XXXX

Account Name	XXXXX XXXXXXX

Tender Number of Shares	X

Estimated Tender Amount	$[_______]*

Tender Valuation Date	December 31, 2026

Fund	AB Multi-Manager Alternative Fund

We confirm that we have accepted your request to tender the number of shares shown above from the AB Multi-Manager Alternative Fund to be valued as of the tender valuation date. Although the actual number of shares that will be tendered has been determined based on the amount of dollars you requested, the exact proceeds will not be known until the tender valuation date and will not be paid until approximately forty-five days following the tender valuation date. Please refer to the AB Multi-Manager Alternative Fund Offer to Repurchase for important information related to the timing of when proceeds will become available.

On or about February [  ], 2027, you will receive a letter from us containing the final details of your tender including the exact proceeds amount. †

If this information is not in accordance with your records, please contact your Bernstein Advisor or the Bernstein main office at 1-212-486-5800

*	Using the Fund’s net asset value as of August 31, 2026.
†

A 5% holdback for all tenders representing 95% or more of a Shareholder’s shares will be applied and the holdback balance will be paid after the completion of the Fund’s audit, which is expected to be completed in late May 2027.

Account carried by Sanford C. Bernstein & Co. LLC, a subsidiary of AllianceBernstein L.P.